SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2005	Commission File Number 001-12003
Meridian Gold Inc.
(Translation of registrant’s name into English)
9670 Gateway Drive Suite 200, Reno NV 89521

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐      Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
INCORPORATION BY REFERENCE
The Registrant’s Management’s Discussion and Analysis of Financial Results for the quarter ended June 30, 2005 and the Comparative Unaudited Interim Financial Statements prepared in accordance with Canadian Generally accepted accounting principles and the notes thereto for that same period attached hereto as exhibit 1 are incorporated by reference.

Signatures
EX-1

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meridian Gold Inc. (Registrant)
Date: July 26, 2005	By:	/s/ Peter C. Dougherty
Peter C. Dougherty
Vice President Finance & Chief Financial Officer
EXHIBIT

Exhibit	Description of Exhibit
1
Press release dated July 26, 2005 containing Meridian Gold Inc’s Management’s Discussion and Analysis of Financial Results for the quarter ended June 30, 2005 and the Comparative Unaudited Interim Financial Statements prepared in accordance with Canadian Generally accepted accounting principles and the notes thereto are incorporated by reference.